SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of June 9, 2011

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

10 Fleet Place

London EC4M 7RB

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On June 9, 2011 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s unaudited financial results for the three months ended March 31, 2011. A copy of such press release for the three months ended March 31, 2011 is attached to this report.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated June 9, 2011, regarding Global Crossing (UK) Telecommunications Limited’s consolidated financial results for the three months ended March 31, 2011.

Exhibit 99.1

Global Crossing Reports GCUK’s

First Quarter 2011 Results

FOR IMMEDIATE RELEASE: THURSDAY, JUNE 9, 2011

London — Global Crossing Limited (NASDAQ: GLBC), a leading global IP solutions provider, today announced first-quarter results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

For the first quarter of 2011, GCUK generated revenue of 74 million pounds and Operating Income Before Depreciation and Amortization (OIBDA) of 13 million pounds. (OIBDA is a non-GAAP measure defined and reconciled below.) The company also reported net cash used in operations of 11 million pounds.

“We continue to diversify our commercial enterprise customer base in the UK while broadening our position with UK government customers,” said John Legere, chief executive officer of Global Crossing. “We are well positioned to meet demand as customers continue to seek improved performance and efficiencies by adopting advanced IP-based solutions.”

First Quarter Results

GCUK generated revenue of 74 million pounds in the first quarter, a sequential decrease of 11 percent and a year-over-year decrease of 5 percent. The sequential decrease was primarily due to non-recurring benefits in the prior quarter of 4 million pounds from the completion of a customer contract and 5 million pounds from the sale of equipment in connection with a new managed services contract. The year-over-year decrease was primarily due to price reductions associated with recent contracts to renew and extend services to existing customers, accompanied by lower government spending.

Gross profit was 26 million pounds for the quarter, a sequential decrease of 5 million pounds and a year-over-year decrease of 3 million pounds. The sequential decrease was primarily driven by 4 million pounds of margin benefits in the prior quarter associated with the previously mentioned contract completion and equipment sale. The year-over-year decrease was primarily driven by lower revenue.

GCUK’s OIBDA for the first quarter was 13 million pounds, compared to 18 million pounds in the fourth quarter of 2010 and 20 million pounds in the first quarter of 2010. The sequential decrease was primarily attributable to lower gross profit due to the aforementioned benefit in the prior quarter from the contract completion and equipment sale, accompanied by higher accrued incentive compensation and severance charges related to efficiency initiatives. The year-over-year decrease was primarily driven by 6 million pounds of property tax and insurance recoveries in the year-ago period and lower revenue.

GCUK recorded a net loss of 1 million pounds for the first quarter, compared with a net loss of 2 million pounds in the fourth quarter of 2010 and a net loss of 5 million pounds in the first quarter of 2010. The year-over-year decrease in net loss was primarily due to favorable foreign exchange impacts on net U.S dollar denominated debt, partially offset by a decrease in OIBDA.

Cash and Liquidity

As of March 31, 2011, GCUK had cash and cash equivalents of 37 million pounds, compared with 49 million pounds on December 31, 2010 and 33 million pounds on March 31, 2010.

GCUK’s cash and cash equivalents decreased 12 million pounds in the first quarter. Net cash used in operating activities during the first quarter totaled 11 million pounds, after cash used in operating working capital of 18 million pounds and interest payments of 2 million pounds. During the quarter, GCUK recorded purchases of property, plant and equipment of 4 million pounds and principal payments on finance leases and other debt of 2 million pounds.

In accordance with the indenture governing GCUK’s senior secured notes, on April 26, 2011 GCUK commenced an offer to purchase 11 million pounds in aggregate principal amount of such notes, including accrued interest, using 50 percent of GCUK’s excess operating cash flow for the year ended December 31, 2010. The offer expired at 4:00 p.m. London time on May 26, 2011, and GCUK Finance reported that no tenders had been received prior to expiration.

International Financial Reporting Standards

GCUK’s results reported here include unaudited consolidated financial results for the three months ended March 31, 2011, December 31, 2010 and March 31, 2010; the unaudited consolidated balance sheet as of March 31, 2011; and the audited consolidated balance sheet as of December 31, 2010, all in accordance with IFRS and in pounds sterling, as published by the International Accounting Standards Board (IASB). GCUK’s results for the first quarters of 2011 and 2010 and the fourth quarter of 2010 were included in Global Crossing’s consolidated results previously reported on May 3, 2011, in accordance with U.S. GAAP and in U.S. dollars.

Non-GAAP Financial Measures

Consistent with the U.S. Securities and Exchange Commission’s (SEC’s) Regulation G, the attached tables include a definition of OIBDA, as well as a reconciliation of such measure to the most directly comparable financial measure calculated in accordance with IFRS.

Conference Call

Management has decided to discontinue conducting separate quarterly conference calls to report GCUK’s standalone financial results in light of Global Crossing’s April 11, 2011, announcement that it has entered into a definitive agreement with Level 3 Communications, Inc. (“Level 3”) under which Level 3 will acquire Global Crossing. However, Global Crossing will continue to issue quarterly releases of GCUK financial results and make periodic filings with the SEC as may be required by law or under the applicable indenture for the notes issued by Global Crossing (UK) Finance Plc.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) is a leading global IP, Ethernet, data center and video solutions provider with the world’s first integrated global IP-based network. The company offers a full range of data, voice, collaboration, broadcast and media services delivered with superior customer service.

Global Crossing provides services to enterprises (including approximately 40 percent of the Fortune 500); government departments and agencies; and 700 carriers, mobile operators and ISPs. It delivers converged IP services to more than 700 cities in more than 70 countries, and has 17 world-class data centers in major business centers around the globe.

Please visit www.globalcrossing.com for more information about Global Crossing.

# # #

Website Access to Company Information

Global Crossing maintains a corporate website at www.globalcrossing.com, and you can find additional information about the company through the Investors pages on that website at http://investors.globalcrossing.com. Global Crossing utilizes its website as a channel of distribution of important information about the company. Global Crossing routinely posts financial and other important information regarding the company and its business, financial condition and operations on the Investors web pages.

Visitors to the Investors web pages can view and print copies of Global Crossing’s SEC filings, including periodic and current reports on Forms 10-K, 10-Q, 8-K, and in respect of GCUK’s Forms 20-F and 6-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of the standing committees of Global Crossing’s Board of Directors, its Corporate Governance Guidelines, Ethics Policy, press releases and analysts presentations are all available through the Investors web pages.

Please note that the information contained on any of Global Crossing’s websites is not incorporated by reference in, or considered to be a part of, any document unless expressly incorporated by reference therein.

IMPORTANT INFORMATION FOR INVESTORS

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed amalgamation involving Level 3 Communications, Inc. (“Level 3”) and Global Crossing Limited (“Global Crossing”) announced on April 11, 2011 will be submitted to the stockholders of Level 3 and the stockholders of Global Crossing for their consideration. Level 3 and Global Crossing have filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Level 3 and Global Crossing that also constitutes a preliminary prospectus of Level 3, and may in the future file with the SEC other relevant documents concerning the proposed transaction. Level 3 and Global Crossing will each provide the final joint proxy statement/prospectus to its respective stockholders. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they contain and will contain important information about Level 3, Global Crossing and the proposed transaction. Investors and security holders may obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and Global Crossing, free of charge at the SEC’s Web Site at http://www.sec.gov. In addition, the joint proxy statement/prospectus, the SEC filings that are or will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed or to be filed with the SEC by Level 3 may be obtained free of charge by directing such request to: Investor Relations, Level 3, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 or from Level 3’s Investor Relations page on its corporate website at http://www.Level3.com and the joint proxy statement/prospectus, the SEC filings that are or will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed or to be filed with the SEC by Global Crossing may be obtained free of charge by directing such request to: Global Crossing by telephone at (800) 836-0342 or by submitting a request by e-mail to glbc@globalcrossing.com or a written request to the Secretary, Wessex House, 45 Reid Street, Hamilton HM12 Bermuda or from Global Crossing’s Investor Relations page on its corporate website at http://www.globalcrossing.com.

Level 3, Global Crossing and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction from the stockholders of Level 3 and from the stockholders of Global Crossing, respectively. Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3’s 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2011 and information about the directors and executive officers of Global Crossing is set forth in the proxy statement on Schedule 14A for Global Crossing’s 2011 Annual General Meeting of Shareholders, which was filed with the SEC on April 29, 2011. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction.

# # #

This press release contains statements about expected future events and financial results that are forward looking and subject to risks and uncertainties that could cause the actual results to differ materially, including: the failure to occur of any condition to the closing of the acquisition of Global Crossing by Level 3 and uncertainties as to the timing of the closing; the failure to achieve or any delay in achieving expected synergies and other financial benefits from the acquisition; changes in Global Crossing’s risk profile resulting from the acquisition; limitations on Global Crossing’s financial and operational flexibility that arise under the covenants in the amalgamation agreement that could restrict it from taking advantage of opportunities to strategically enhance its business or improve its capital structure; delays or reductions in purchases from Global Crossing by customers because of their perceived uncertainty about its ability to meet their needs after closing of the acquisition; disruptions in Global Crossing’s business due to current and prospective employees experiencing uncertainty about their future roles with the company and the diversion of their time and attention from ongoing business operations; Global Crossing’s history of substantial operating losses and the fact that, in the near term, funds from operations will not satisfy cash requirements; the availability of future borrowings in an amount sufficient to pay Global Crossing’s indebtedness and to fund its other liquidity needs; legal and contractual restrictions on the inter-company transfer of funds by Global Crossing’s subsidiaries; Global Crossing’s ability to continue to connect its network to incumbent carriers’ networks or maintain Internet peering arrangements on favorable terms; the consequences of any inadvertent violation of Global Crossing’s Network Security Agreement with the U.S. Government; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; political, legal and other risks due to Global Crossing’s substantial international operations; risks associated with movements in foreign currency exchange rates; risks related to restrictions on the conversion of the Venezuelan bolivar into U.S. dollars and to the resultant buildup of a material excess bolivar cash balance, which is carried on Global Crossing’s books at the official exchange rate, attributing to the bolivar a value that is significantly greater than the value that would prevail on an open market; potential weaknesses in internal controls of acquired businesses, and difficulties in integrating internal controls of those businesses with Global Crossing’s own internal controls; exposure to contingent liabilities; and other risks referenced from time to time in Global Crossing’s filings with the Securities and Exchange Commission. Global Crossing undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Michael Schneider

+ 1 973 937 0146

michael.schneider@globalcrossing.com

Analysts/Investors Contact

Mark Gottlieb

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

United Kingdom

+ 1 973 937 0133

gino.mathew@globalcrossing.com

IR/PR1

6 Schedules to Follow

SCHEDULE 1:	CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

SCHEDULE 2:	CONSOLIDATED STATEMENTS OF OPERATIONS

SCHEDULE 3:	CONSOLIDATED STATEMENTS OF CASH FLOWS

SCHEDULE 4:	SUMMARY OF CONSOLIDATED REVENUES

SCHEDULE 5:	SUPPLEMENTAL INFORMATION PROVIDED PURSUANT TO THE INDENTURE GOVERNING THE GCUK SENIOR SECURED NOTES

SCHEDULE 6:	RECONCILIATION OF OIBDA TO NET LOSS

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Schedule 1
Consolidated Statements of Financial Position
Results below are in pounds sterling in thousands

	March 31, 2011	December 31, 2010
	(unaudited)
Non-current assets
Intangible assets, net	£10,902	£10,524
Property, plant and equipment, net	134,439	139,269
Investment in associate	182	218
Retirement benefit asset	299	299
Trade and other receivables	38,171	38,768

	183,993	189,078

Current assets
Trade and other receivables, net	45,020	49,718
Cash and cash equivalents	36,875	49,224

	81,895	98,942

Total assets	£265,888	£288,020

Current liabilities
Trade and other payables	£(65,780)	£(72,680)
Senior secured notes	(10,857)	(10,857)
Deferred revenue	(34,162)	(39,608)
Provisions	(1,655)	(2,011)
Obligations under finance leases	(6,676)	(7,111)
Other debt obligations	—	(18)

	(119,130)	(132,285)

Non-current liabilities
Trade and other payables	(21,972)	(22,874)
Senior secured notes	(257,727)	(262,538)
Deferred revenue	(75,618)	(79,099)
Retirement benefit obligation	(1,842)	(1,842)
Provisions	(1,686)	(1,636)
Obligations under finance leases	(9,337)	(8,109)

	(368,182)	(376,098)

Total liabilities	(487,312)	(508,383)

Net liabilities	£(221,424)	£(220,363)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	32,430	32,330
Accumulated deficit	(253,955)	(252,794)

Total equity	£(221,424)	£(220,363)

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Schedule 2
Consolidated Statements of Operations
Results below are in pounds sterling in thousands

	Three Months Ended
	March 31, 2011	December 31, 2010	March 31, 2010
	(unaudited)	(unaudited)	(unaudited)

Revenue	£73,855	£82,804	£77,880
Cost of sales	(47,570)	(51,630)	(49,095)

Gross profit	26,285	31,174	28,785

Distribution costs	(7,030)	(6,580)	(6,528)
Administrative expenses	(17,117)	(16,365)	(12,509)

Operating profit	2,138	8,229	9,748

Finance revenue	1,119	1,108	1,253
Finance charges	(9,155)	(8,967)	(9,153)
Net foreign exchange gain/(loss) on foreign currency borrowings, net	4,711	(2,276)	(6,565)

Loss before tax	(1,187)	(1,906)	(4,717)

Tax benefit (charge)	26	(28)	(147)

Loss for the period	£(1,161)	£(1,934)	£(4,864)

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Schedule 3
Consolidated Statements of Cash Flows
Results below are in pounds sterling in thousands

	For the Three Months Ended
	March 31, 2011	December 31, 2010	March 31, 2010
	(unaudited)	(unaudited)	(unaudited)
Operating activities
Loss for the period	£(1,161)	£(1,934)	£(4,864)
Adjustments for:
Finance costs, net	3,325	10,135	14,465
Income tax charges	26	28	147
Depreciation of property, plant and equipment	8,449	8,537	8,585
Amortization of intangible assets	609	466	506
Amortization of prepaid connection costs	1,541	1,680	1,701
Share based payment expense/(credit)	100	(67)	126
Loss on disposal of property, plant and equipment	12	17	126
Impairment of property, plant and equipment	—	650	—
Equity income for associate	36	—	(8)
Change in long term deferred revenue	(3,481)	(3,341)	(2,023)
Change in long term other assets and liabilities	(1,097)	(4,801)	(209)
Change in operating working capital:
- Change in trade accounts receivable and accrued income	3,806	10,533	(10,860)
- Change in trade accounts payable and accrued cost of access	(5,115)	(21)	(7,845)
- Change in other receivables current	(2,320)	7,178	(7,950)
- Change in other payables current	(14,424)	(2,983)	(175)

Cash generated from operations	(9,694)	26,077	(8,278)
Interest paid	(1,599)	(15,960)	(1,113)

Net cash (used in)/provided by operating activities	£(11,293)	£10,117	£(9,391)

Investing activities
Interest received	£2,790	£29	£15
Purchase of property, plant and equipment	(4,317)	(1,774)	(5,435)

Net cash used in investing activities	£(1,527)	£(1,745)	£(5,420)

Financing activities
Loans provided by group companies	£—	£—	£13,100
Proceeds from sale/leaseback	2,513	—	—
Repayments of capital elements under finance leases	(2,024)	(1,311)	(2,519)
Repayment of capital element of other debt obligations	(18)	(17)	(183)

Net cash provided by/(used in) financing activities	£471	£(1,328)	£10,398

Net (decrease)/increase in cash and cash equivalents	(12,349)	7,044	(4,413)
Cash and cash equivalents at beginning of period	49,224	42,180	37,331

Cash and cash equivalents at end of period	£36,875	£49,224	£32,918

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Schedule 4
Summary of Consolidated Revenues
Results below are in pounds sterling in thousands

	Three Months Ended
	March 31, 2011	December 31, 2010	March 31, 2010
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Enterprise, carrier data and indirect sales channels	£73,328	£82,067	£76,575
Carrier voice	419	629	1,180

Revenues from third party customers	73,747	82,696	77,755
Revenues from Global Crossing group companies	108	108	125

Consolidated revenues	£73,855	£82,804	£77,880

Schedule 5

SUPPLEMENTAL INFORMATION PROVIDED PURSUANT TO THE INDENTURE GOVERNING THE GCUK SENIOR SECURED NOTES

GCUK is required to provide the holders of its Senior Secured Notes due 2014 with quarterly information pursuant to Section 4.17(a)(2) of the indenture governing such notes. For quarters prior to the first quarter of 2010, GCUK satisfied this requirement by providing the note holders with a quarterly report separate and apart from its quarterly earnings press releases. Starting with the first quarter of 2010, GCUK has satisfied this requirement by providing the note holders with its quarterly earnings press releases. This schedule of supplemental information is being included with the earnings press release to ensure that the information being provided complies with Section 4.17(a)(2) of the indenture.

Liquidity and Capital Resources

GCUK’s ability to make payments on and to refinance its indebtedness and to fund planned capital expenditures will depend on its ability to generate cash in the future. This depends to a degree on general economic, financial, competitive, legislative, regulatory and other factors that are beyond GCUK’s control.

Based on GCUK’s current level of operations, expected revenue growth trends and anticipated cost management and operating improvements, GCUK believes its future cash flow from operations, available cash and cash available from financing activities will be adequate to meet its future liquidity needs for at least the next twelve months. However, GCUK currently expects its cash and cash equivalents to decrease in 2011 as a result of relatively flat operating performance and greater working capital requirements as compared to 2010.

There can be no assurance that GCUK’s business will generate sufficient cash flow from operations, that currently anticipated operating improvements will be realized on schedule or that future borrowings will be available to GCUK in an amount sufficient to enable it to pay its indebtedness or to fund its other liquidity needs. GCUK will need to refinance all or a substantial portion of its indebtedness on or before maturity. GCUK cannot provide assurances that it will be able to refinance any of its indebtedness on commercially reasonable terms or at all.

GCUK monitors its capital structure on an ongoing basis and from time to time considers financing and refinancing options to improve its capital structure and to enhance its financial flexibility. GCUK’s ability to enter into new financing arrangements is subject to restrictions in its outstanding debt instruments and restrictions imposed on GCUK by its parent company in light of contractual restrictions applicable to the parent company under the terms of its senior preferred shares and under the Plan of Amalgamation described below. Subject to the foregoing restrictions, at any given time GCUK may pursue a variety of financing opportunities, and its decision to proceed with any financing will depend, among other things, on prevailing market conditions, near term maturities and available terms.

From time to time GCUK reviews its operations and may consider opportunities to strategically enhance, expand or change its operations and leverage its capabilities. Initiatives that may result from such reviews may include, among others, plans to reduce operating expenses and/or optimize existing operating resources, expansion of existing or entry into complementary lines of business, additional capital investment in GCUK’s network and service infrastructure and opportunistic acquisitions. At any given time in connection with the foregoing GCUK may be engaged in varying levels of analyses or negotiations with potential counterparties. The below-described covenants in GCUK’s parent company’s Plan of Amalgamation may limit GCUK’s flexibility to take advantage of such opportunities unless its parent obtains Level 3 Communications, Inc.’s consent. If GCUK pursues any such initiatives or transactions, it may require additional equity or debt financing, and there can be no assurance that it will be able to obtain such financing on favorable terms or at all, or that Level 3 will provide any necessary consent to pursue such financings. Undertaking any such initiatives may place greater demands on GCUK’s cash flows due to increased capital and operating expenses and debt service.

At March 31, 2011, GCUK’s available liquidity consisted of 37 million pounds of unrestricted cash and cash equivalents.

In the long term, GCUK expects its operating results and cash flows to improve as a result of growth of its revenues, including the economies of scale expected to result from such growth, and from ongoing cost management initiatives, including initiatives to optimize the access network and effectively lower unit prices. Thus, in the long term, GCUK expects to generate positive cash flow from operating activities in an amount sufficient to fund all investing and financing requirements, subject to the need to refinance the GCUK Senior Secured Notes. However, its ability to improve cash flows is subject to the risks and uncertainties described in GCUK’s periodic reports filed with the SEC and in the press release to which this Schedule is attached.

In addition, GCUK’s short term liquidity and more specifically its quarterly cash flows are subject to considerable variability as a result of the timing of interest payments as well as the following factors.

•

Working capital variability significantly impacts its cash flows and can cause its intra-quarter cash balances to drop to levels significantly lower than those levels prevailing at the end of a quarter.

•

The UK government is implementing austerity measures aimed at reducing costs in a wide range of areas, including telecommunications. The implementation of pricing actions and the reduction of spending by governmental entities have had a negative effect on GCUK’s revenue performance and that impact could become more significant in the future.

•

Within 120 days after each calendar year, GCUK must offer to purchase a portion of the Senior Secured Notes at 100% of their principal amount using 50% of the Operating Cash Flow (as defined in the Indenture) for that year. In respect of 2010, GCUK offered to purchase 11 million pounds of the Notes, including accrued interest and the offer expired with no GCUK Notes tendered.

•

Cash outlays for purchases of property, plant and equipment can vary significantly from quarter to quarter primarily due to the timing of major network upgrades. Although GCUK has the flexibility to reduce expected capital expenditures in future periods to conserve cash, the majority of its capital expenditures are directly related to customer requirements and therefore ultimately generate long-term cash flows.

Financing activities

On March 31, 2011, GCUK received 3 million pounds of proceeds under a lease facility with Close Leasing Limited. The arrangement is subject to an applicable rate of interest of approximately 9% per annum, with payments monthly until April 2013.

Commitments

During the quarter the Company entered into a ten year right-of-way agreement with a minimum commitment of 2 million pounds.

Other

During 2008, GCUK and others entered into a dispute with BT in relation to BT’s adherence with its regulatory pricing obligations for wholesale leased lines (“PPCs”) during the period since June 2004 and this dispute was filed with Ofcom. Ofcom issued its Final Determination in October 2009 and ordered BT to settle with GCUK. This ruling was appealed by BT to the Competition Appeal Tribunal (“CAT”) in December 2009 and hearings were held in May and October 2010. In March 2011, the

CAT issued its determination and found against BT in all instances. In April 2011, BT initiated an appeal of the CAT ruling to the Court of Appeal.

On April 10, 2011, GCUK’s parent Global Crossing Limited entered into an Agreement and Plan of Amalgamation (the “Plan of Amalgamation”) with Level 3 Communications, Inc., a Delaware corporation (“Level 3”), and Apollo Amalgamation Sub, Ltd., a Bermuda company and wholly owned subsidiary of Level 3 (“Amalgamation Sub”), pursuant to which GCUK’s parent and Amalgamation Sub will be amalgamated under Bermuda law with the surviving amalgamated company continuing as a subsidiary of Level 3 (the “Amalgamation”). Under the terms and subject to the conditions of the Plan of Amalgamation, each share of capital stock of GCUK’s parent will be converted into 16 shares of common stock of Level 3 (and, in the case of the parent’s preferred shares, the right to receive accrued and unpaid dividends thereon). The Plan of Amalgamation contains customary representations and warranties and covenants, and is subject to certain closing conditions including receipt of certain regulatory and governmental approvals. The covenants in the Plan of Amalgamation include, among others, agreements by GCUK’s parent (i) to continue, and to ensure that its subsidiaries continue, conducting their businesses in the ordinary course, consistent with past practice and in compliance with applicable law, during the interim period between the execution of the Plan of Amalgamation and consummation of the Amalgamation and (ii) not to engage in, and not to allow any of its subsidiaries to engage in, certain specified kinds of transactions during that period without Level 3’s consent, including equity and debt financings, including any such financings that may be needed for general corporate purposes during the period prior to the consummation of the Amalgamation, which could be delayed due to the need for regulatory approvals or otherwise.

The consummation of the Amalgamation would constitute a “Change of Control” under and as defined in the indenture for GCUK’s Senior Secured Notes. Pursuant to Section 4.09 of the indenture, within 30 days following any Change of Control, GCUK is required to commence an offer to purchase all of the then outstanding Senior Secured Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest, if any, thereon to the date of purchase.

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Schedule 6
Reconciliation of Net (Loss) Profit to OIBDA
Results below are in pounds sterling in thousands

Pursuant to the SEC’s Regulation G, the following table provides a reconciliation of net (loss)/profit under IFRS to OIBDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial measure.

OIBDA is defined as operating profit before depreciation and amortization and foreign exchange (losses) gains on operating working capital movements, based upon our consolidated statements of operations. OIBDA differs from operating profit, in that it excludes depreciation and amortization. Such excluded expenses primarily reflect the non-cash impacts of historical capital investments, as opposed to the cash impacts of capital expenditures made in recent periods. In addition, OIBDA does not give effect to cash used for debt service requirements and thus does not reflect available funds for reinvestment, distributions or other discretionary uses.

Management uses OIBDA as an important part of our internal reporting and planning processes and as a key measure to evaluate profitability and operating performance, make comparisons between periods, and to make resource allocation decisions. Management believes that the investment community uses similar performance measures to compare performance of competitors in our industry.

There are material limitations to using non-GAAP financial measures. Our calculation of OIBDA may differ from similarly titled measures used by other companies, and may not be comparable to those other measures. Additionally, OIBDA does not include certain significant items such as depreciation and amortization, finance revenue, finance charges, foreign exchange (losses) gains, income taxes and other non-operating profit or loss items. OIBDA should be considered in addition to, and not as a substitute for, other measures of financial performance reported in accordance with GAAP.

Management believes that OIBDA is useful to our investors as it is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. OIBDA provides investors with an indication of the underlying performance of our everyday business operations. It excludes the effect of items associated with our capitalization and tax structures, such as interest income, interest expense and income taxes, and of other items not associated with our everyday operations.

	Three Months Ended
	March 31, 2011	December 31, 2010	March 31, 2010
	(unaudited)	(unaudited)	(unaudited)

Net loss	£(1,161)	£(1,934)	£(4,864)
Tax (benefit)/charge	(26)	28	147
Finance revenue	(1,119)	(1,108)	(1,253)
Finance charges	9,155	8,967	9,153
Net foreign exchange (gain)/loss on foreign currency borrowings, net	(4,711)	2,276	6,565

Operating profit	2,138	8,229	9,748
Depreciation and amortization	10,127	10,042	10,219
Other foreign exchange gain/(loss), loss on disposal of fixed assets and other income	370	203	396

OIBDA	£12,635	£18,474	£20,363

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ Edward T. Higase
Name: Edward T. Higase
Title: Managing Director

Date: June 9, 2011